Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the years indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income (loss) from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the five years ended December 31, 2016 (dollars in thousands):

	For the Years Ended December 31,
	2016		2015		2014		2013		2012
Net income (loss)	$50,073		$63,493		$(289,975)		$(285,364)		$(168,341)
Add back fixed charges:
Interest expense	82,986		113,588		85,701		70,892		75,317
Earnings before fixed charges and preferred share dividends	$133,059		$177,081		$(204,274)		$(214,472)		(93,024)
Fixed charges and preferred share dividends:
Interest expense	82,986		113,588		85,701		70,892		75,317
Preferred share dividends	35,160		32,830		28,993		22,616		14,660
Total fixed charges and preferred share dividends	$118,146		$146,418		$114,694		$93,508		$89,977

Ratio of earnings to fixed charges	1.6	x	1.6	x	—	(1)	—	(1)	—	(1)
Ratio of earnings to fixed charges and preferred share dividends	1.1	x	1.2	x	—	(2)	—	(2)	—	(2)

(1)	The dollar amount of the deficiency for the years ended December 31, 2014, 2013, and 2012 is $290.0 million, $285.4 million, and $168.3 million, respectively.
(2)	The dollar amount of the deficiency for the years ended December 31, 2014, 2013, and 2012 is $319.0 million, $308.0 million, and $183.0 million, respectively.